UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

Beginning        January 1, 2004          and Ending         December 31, 2004
                -----------------                            ------------------




                                     TO THE

                          U.S. SECURITIES AND EXCHANGE
                                   COMMISSION

                                       OF

                          KEYSPAN UTILITY SERVICES LLC
                          ----------------------------
                        (Exact Name of Reporting Company)



                          A Subsidiary Service Company
                     ---------------------------------------
                           ("Mutual" or "Subsidiary")

Date of Incorporation       May 7, 1998

If not Incorporated, Date of Organization       N/A

State of Sovereign Power under which Incorporated or Organized     New York

Location of Principal Executive Offices of Reporting Company       Brooklyn, NY

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                            Theresa A. Balog (Name)

                   Vice Pres. & Chief Acctg. Officer (Title)

               One Metrotech Center, Brooklyn, NY 11201 (Address)



Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:

                               KEYSPAN CORPORATION
                               --------------------

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                      Schedule or             Page
Description of Schedules and Accounts                                               Account Number           Number
-------------------------------------------------------                           --------------------   ---------------
     COMPARATIVE BALANCE SHEET                                                    Schedule I                  4-5
         SERVICE COMPANY PROPERTY                                                 Schedule II                 6-7
         ACCUMULATED PROVISION FOR  DEPRECIATION  AND
           AMORTIZATION OF SERVICE COMPANY PROPERTY                               Schedule III                 8
         INVESTMENTS                                                              Schedule IV                  9
         ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                             Schedule V                   10
         FUEL STOCK EXPENSES UNDISTRIBUTED                                        Schedule VI                  11
         STORES EXPENSE UNDISTRIBUTED                                             Schedule VII                 12
         MISCELLANEOUS CURRENT AND ACCRUED ASSETS                                 Schedule VIII                13
         MISCELLANEOUS DEFERRED DEBITS                                            Schedule IX                  14
         RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                      Schedule X                 15-16
         PROPRIETARY CAPITAL                                                      Schedule XI                  17
         LONG-TERM DEBT                                                           Schedule XII                 18
         CURRENT AND ACCRUED LIABILITIES                                          Schedule XIII                19
         NOTES TO FINANCIAL STATEMENTS                                            Schedule XIV               20-25


     COMPARATIVE INCOME STATEMENT                                                 Schedule XV                  26
         ANALYSIS OF BILLING - ASSOCIATE COMPANIES                                Account 457                  27
         ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                             Account 458                  28
         ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
           NONASSOCIATE COMPANIES                                                 Schedule XVI                 29
         SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
           SERVICE FUNCTION                                                       Schedule XVII              30-31
         DEPARTMENTAL ANALYSIS OF SALARIES                                        Account 920                  32
         OUTSIDE SERVICES EMPLOYED                                                Account 923                  33
         EMPLOYEE PENSIONS AND BENEFITS                                           Account 926                  34
         GENERAL ADVERTISING EXPENSES                                             Account 930.1                35
         MISCELLANEOUS GENERAL EXPENSES                                           Account 930.2                36
         RENTS                                                                    Account 931                  37
         TAXES OTHER THAN INCOME TAXES                                            Account 408                  38
         DONATIONS                                                                Account 426.1                39
         OTHER DEDUCTIONS                                                         Account 426.5                40
         NOTES TO STATEMENT OF INCOME                                             Schedule XVIII               41
         FINANCIAL DATA SCHEDULE                                                  Schedule XIX                 42

     ORGANIZATION CHART                                                                                        43

     METHODS OF ALLOCATION                                                                                   44-48

     ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                                49

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                                           As of December 31,
                                                                                           ---------------------------------------
ACCOUNT                                         DESCRIPTION                                        2004                    2003
-------      ------------------------------------------------------------------------      ---------------      ------------------
             ASSETS AND OTHER DEBIT ACCOUNTS

             Service Company Property
   101       Service company property                                                                $ 26                     $ -
   107       Construction work in progress                                                            129                      20
                                                                                           ---------------      ------------------
                                                                      Total Property                  155                      20
   108       Accumulated provision for depreciation and amortization
                of service company property                                                            (5)                      -
                                                                                           ---------------      ------------------
                                                        Net Service Company Property                  150                      20
                                                                                           ---------------      ------------------

             Investments
   123       Investment in associate companies                                                          -                       -
   124       Other investments                                                                          -                       -
                                                                                           ---------------      ------------------
                                                                   Total Investments                    -                       -
                                                                                           ---------------      ------------------

             Current and Accrued Assets
   131       Cash                                                                                       -                       -
   134       Special deposits                                                                           -                       -
   135       Working funds                                                                              -                       -
   136       Temporary cash investments                                                                 -                       -
   141       Notes receivable                                                                           -                       -
   143       Accounts receivable                                                                      468                     255
   144       Accumulated provision for uncollectible accounts                                           -                       -
   146       Accounts receivable from associate companies                                          32,961                  19,789
   152       Fuel stock expenses undistributed                                                          -                       -
   154       Materials and supplies                                                                     -                       -
   163       Stores expense undistributed                                                               -                       -
   165       Prepayments                                                                               26                      37
   174       Miscellaneous current and accrued assets                                                   -                       -
                                                                                           ---------------      ------------------
                                                    Total Current and Accrued Assets               33,455                  20,081
                                                                                           ---------------      ------------------

             Deferred Debits
   181       Unamortized debt expense                                                                   -                       -
   184       Clearing accounts                                                                          -                       -
   186       Miscellaneous deferred debits                                                              -                       -
   188       Research, development or demonstration expenditures                                        -                       -
   190       Accumulated deferred income taxes                                                          -                    (952)
                                                                                           ---------------      ------------------
                                                               Total Deferred Debits                    -                    (952)
                                                                                           ---------------      ------------------

             Total Assets and Other Debit Accounts                                               $ 33,605                $ 19,149
                                                                                           ===============      ==================


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)

                                                                                                                 As of December 31,
                                                                                           ---------------------------------------
 ACCOUNT                                         DESCRIPTION                                       2004                    2003
--------      ------------------------------------------------------------------------     ---------------      ------------------
              LIABILITIES AND OTHER CREDIT ACCOUNTS

              Proprietary Capital
    201       Common stock issued                                                                $ (2,206)               $ (2,206)
    211       Miscellaneous paid-in-capital                                                             -                       -
    215       Appropriated retained earnings                                                            -                       -
    216       Unappropriated retained earnings                                                        429                     183
                                                                                           ---------------      ------------------
                                                            Total Proprietary Capital              (1,777)                 (2,023)
                                                                                           ---------------      ------------------

              Long-Term Debt
    223       Advances from associate companies                                                    10,126                  10,126
    224       Other long-term debt                                                                      -                       -
    225       Unamortized premium on long-term debt                                                     -                       -
    226       Unamortized discount on long-term debt                                                    -                       -
                                                                                           ---------------      ------------------
                                                                 Total Long-Term Debt              10,126                  10,126
                                                                                           ---------------      ------------------

              Current and Accrued Liabilities
    231       Notes payable                                                                             -                       -
    232       Accounts payable                                                                      5,086                   2,040
    233       Notes payable to associate companies                                                  8,179                       -
    234       Accounts payable to associate companies                                               2,221                    (399)
    236       Taxes accrued                                                                          (478)                   (162)
    237       Interest accrued                                                                          -                       -
    238       Dividends declared                                                                        -                       -
    241       Tax collections payable                                                                   -                    (201)
    242       Miscellaneous current and accrued liabilities                                         5,762                   7,217
                                                                                           ---------------      ------------------
                                                Total Current and Accrued Liabilities              20,770                   8,495
                                                                                           ---------------      ------------------

              Deferred Credits
    253       Other deferred credits                                                                    -                       -
    255       Accumulated deferred investment tax credits                                               -                       -
                                                                                           ---------------      ------------------
                                                               Total Deferred Credits                   -                       -
                                                                                           ---------------      ------------------

              Accumulated Deferred Income Taxes
    282       Accumulated deferred income taxes                                                     4,486                   2,551
                                                                                           ---------------      ------------------
                                                    Accumulated Deferred Income Taxes               4,486                   2,551
                                                                                           ---------------      ------------------

              Total Liabilities and Other Credit Accounts                                        $ 33,605                $ 19,149
                                                                                           ===============      ==================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                   BALANCE AT                                                            BALANCE
                                                   BEGINNING                         RETIREMENTS        OTHER (1)       AT CLOSE
ACCOUNT            DESCRIPTION                      OF YEAR         ADDITIONS          OR SALES          CHANGES         OF YEAR
--------   -----------------------------        ----------------  ---------------  -----------------  --------------  --------------
  391      Office Furniture & Equipment (2)                 $ -             $ 26                $ -             $ -            $ 26


  107      Construction Work in Progress                     20              140                  -             (31)            129
                                                ----------------  ---------------  -----------------  --------------  --------------

           TOTAL                                           $ 20            $ 166                $ -           $ (31)          $ 155
                                                ================  ===============  =================  ==============  ==============




(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL: Includes transfers to Account 101-Service Company Property and purchased meters transferred to KeySpan Gas East Corporation and The Brooklyn Union Gas Company.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                             SCHEDULE II (Continued)
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)


(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                                   BALANCE
                                                                                                  AT CLOSE
   ACCOUNT           DESCRIPTION                                                   ADDITIONS       OF YEAR
------------   ------------------------                                          --------------  ------------
   3911        Office Furniture & Equipment - Machines                                     $ 1           $ 1

   3914        Office Furniture & Equipment - PCs & Other Hardware                          25            25
                                                                                 --------------  ------------

               TOTAL                                                                      $ 26          $ 26
                                                                                 ==============  ============





(3)  DESCRIBE OTHER SERVICE COMPANY PROPERTY: NONE


(4)  DESCRIBE CONSTRUCTION WORK IN PROGRESS:
        Computer Hardware Purchases
        Office Furniture Purchases

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                  BALANCE AT      ADDITIONS                        OTHER         BALANCE
                                                  BEGINNING      CHARGED TO                       CHARGES        AT CLOSE
  ACCOUNT           DESCRIPTION                    OF YEAR        ACCT. 403     RETIREMENTS     ADD/(DEDUCT)     OF YEAR
-------------  -----------------------          --------------  -------------- --------------  ---------------  -----------
    391        Office Furniture & Equipment               $ -             $ 5            $ -              $ -          $ 5
                                                ==============  ============== ==============  ===============  ===========

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following  schedule  concerning  investments.  Under
               Account 124 - Other Investments, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                                             BALANCE AT             BALANCE AT
                                                                             BEGINNING               CLOSE OF
                    DESCRIPTION                                               OF YEAR                  YEAR
              ------------------------                                     --------------          --------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                                      $ -                     $ -
                                                                           ==============          ==============


ACCOUNT 124 - OTHER INVESTMENTS                                                      $ -                     $ -
                                                                           ==============          ==============


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                             $ -                     $ -
                                                                           ==============          ==============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                            BALANCE AT           BALANCE AT
                                                                             BEGINNING            CLOSE OF
                    DESCRIPTION                                               OF YEAR               YEAR
              ------------------------                                     --------------       --------------
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

              KeySpan Corporate Services LLC                                     $ 4,718              $ 5,081
              KeySpan Engineering & Survey, Inc.                                     130                2,663
              KeySpan Electric Services LLC                                        2,355                  789
              KeySpan Generation LLC                                              12,521               11,296
              KeySpan Energy Trading Services LLC                                    415                  217
              KeySpan Gas East Corporation                                         5,913                5,843
              The Brooklyn Union Gas Company                                       7,096                6,902
              KeySpan Corporation                                                (13,459)                  43
              KeySpan Ravenswood Services Corp.                                      (18)                 (13)
              KeySpan Spagnoli Road Energy Center LLC                                  -                 (137)
              Boston Gas Company                                                     271                  196
              Colonial Gas Company                                                    75                   55
              Energy North Natural Gas Company                                      (228)                  26
                                                                           --------------       --------------

              TOTAL                                                             $ 19,789             $ 32,961
                                                                           ==============       ==============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                DESCRIPTION                                    LABOR              EXPENSES             TOTAL
              ----------------------------------            -------------       -------------       -------------
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                                          $ -                 $ -                 $ -
                                                            =============       =============       =============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


                    DESCRIPTION                                 LABOR                  EXPENSES                   TOTAL
              ------------------------                       -------------            ------------             ------------
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                            $ -                     $ -                      $ -
                                                             =============            ============             ============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                 BALANCE AT               BALANCE AT
                                                                 BEGINNING                 CLOSE OF
                    DESCRIPTION                                   OF YEAR                    YEAR
              ------------------------                         --------------            --------------
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                   $ -                       $ -
                                                               ==============            ==============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.

                                                              BALANCE AT              BALANCE AT
                                                              BEGINNING                CLOSE OF
                    DESCRIPTION                                OF YEAR                   YEAR
              ------------------------                       -------------            ------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS                           $ -                     $ -
                                                             =============            ============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.

       DESCRIPTION                                                   AMOUNT
     ----------------                                               -----------
GAS RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
     Gas R&D - End Use
        Distributed Generation                                            $ 69
        Miscellaneous Projects                                               1

     Gas R&D - Millennium Fund
        Gas Network Maintenance                                            838
        Reliability and Safety Project                                      25
        Miscellaneous Projects                                             983

     Gas R&D - Operation Network
        Plant Security System                                               10
        Miscellaneous Projects                                              41

     Gas R&D - Administrative Support                                      145
                                                                    -----------

     SUB-TOTAL                                                         $ 2,112

Total amount billed to associated companies are listed below:

     The Brooklyn Union Gas Company                                     (1,333)
     KeySpan Gas East Corporation                                         (779)
                                                                    -----------

     TOTAL                                                                 $ -
                                                                    ===========

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                             SCHEDULE X (Continued)
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.

        DESCRIPTION                                                   AMOUNT
    --------------------                                            ------------
ELECTRIC RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
    Clean Energy
      Distributed Generation Fuel Cell Demonstration                $ 1,393
      Utility Wind Industry Group                                         8
      Utility Photovoltaic Group                                          9
      UL Testing of Inverter Technology                                  11
      Town of Huntington Clean Energy Demonstration                       1
      Photovoltaic Guidelines & Building Code Requirements               25
      Optimization & Fabrication of PEM Fuel Cell BiPolar Plates         11
      Low Speed Electric Vehicle Demonstration                            4
      LI Photovoltaic Performance Verification Project                    9
      LI Farm Bureau Wind Project                                       276
      LI Ducks Stadium Photovoltaic Project                              29
      Land Based Wind Turbine                                             2
      High Power Charger                                                 75
      H Power Fuel Cell                                                  13
      Ford THINK City Car                                                 5
      Fala Photovoltaic Project                                           7
      Electric Vehicle Assessment Program                                41
      Connected Energy Communications                                     2
      Brookhaven DOE Wind Project                                         1
      Advanced Direct Exchange Geothermal Technology                      8
      Montauk Wind Turbines                                              55
      Clean Energy Miscellaneous Expenses                                (7)
                                                                    --------
                                                                     $ 1,978
                                                                    --------

    Electric Operations
      Advanced Cable Assessment Technology                             $ 16
      Load Pocket Forecasting                                             2
      Substation Communication System                                     2
      EPRI CEIDS - Energy Solutions for End-Use Digital Applications    375
      Subsurface Oil Recovery Utilizing Down Well Oil Skimming            2
      Distribution Fault Indicator                                        2
      Voltage Gradient Associated with Trees                              3
      Jacket Testing of Medium Voltage Underground Cable                  4
      Single & 3 Conductor Transition Joint Study                        17
      Gridcom Power Online Monitoring System                             47
      Technoform Cable Splice                                             3
      UV Disinfection Pilot Study Wastewater Treatment                    6
      System Load Pocket Forecasting Improvement                        104
      Mitigation of Voltage Disturbances                                 60
      Electric Operations Miscellaneous Expenses                         34
                                                                    --------
                                                                      $ 677
                                                                    --------
    Electric Production
      Power Recovery by Direct Spray into IC Compressor                $ 17
      Coating of Internal Combustion Turbine Blades                      38
      Pigging Project at Northport                                       58
      Ergonomic Evaluation & Recommendations for Improvement              4
      Retractable Turbine Packing with Brush Seals                       99
      Data Logger Port Jefferson                                          5
      EPRI Fish Protection Target                                        46
      Plant Leak Reduction Program                                       21
      Production Miscellaneous Expense                                  150
                                                                    --------
                                                                      $ 438
                                                                    --------

    SUB-TOTAL                                                       $ 3,093

Total amount billed to associated companies are listed below:

    KeySpan Electric Services LLC                                    (2,655)
    KeySpan Generation Services LLC                                    (438)

                                                                    --------
    TOTAL                                                               $ -
                                                                    ========

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)

                                              NUMBER OF      PAR OR STATED       OUTSTANDING
  ACCOUNT                                       SHARES           VALUE            AT CLOSE
   NUMBER            CLASS OF STOCK           AUTHORIZED       PER SHARE          OF PERIOD
-------------  ----------------------------  -------------  ----------------  ------------------
    201        Common Stock Issued             1 SHARE             -          NO. OF SHARES
                                                                                              1
                                                                              TOTAL AMOUNT
                                                                                       $ (2,206)


INSTRUCTIONS:  Classify   amounts  in  each  account  with  brief   explanation,
               disclosing the general nature of transactions that gave rise to the reported amounts.


DESCRIPTION                                                     AMOUNT
---------------                                             ----------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                             $ -


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                            $ -
                                                            ----------------

TOTAL                                                                   $ -
                                                            ================


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                              BALANCE AT                                         BALANCE AT
                              BEGINNING       NET INCOME       DIVIDENDS            CLOSE
DESCRIPTION                    OF YEAR        OR (LOSS)          PAID              OF YEAR
---------------             ---------------  -------------  ----------------  ------------------
ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS                $ 183          $ 246               $ -               $ 429
                            ---------------  -------------  ----------------  ------------------

TOTAL                                $ 183          $ 246               $ -               $ 429
                            ===============  =============  ================  ==================


Net Income represents the following:
     Net Income before Taxes                         $ 44
     Less:  State Income Tax Expense                 (155)
     Less:  Federal  Income Tax Expense               (47)
                                             -------------
     Net Income after Taxes                         $ 246
                                             =============

Net Income before Taxes includes the following:
     Late Payment Charge from Associates             $ 20
     Return on Equity                                  24
                                             -------------
     Total                                           $ 44
                                             =============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:  Advances from associate  companies should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                            TERMS OF OBLIG       DATE                              BALANCE AT                             BALANCE AT
                            CLASS & SERIES        OF      INTEREST     AMOUNT       BEGINNING                               CLOSE
NAME OF CREDITOR            OF OBLIGATION      MATURITY     RATE     AUTHORIZED      OF YEAR    ADDITIONS    DEDUCTIONS    OF YEAR
--------------------------  ---------------- ----------- ----------  ------------- ----------- ------------- ----------- -----------
KeySpan Corporation-Parent  Promissory Note   11/15/2005    7.25%      $ 10,126      $ 10,126        $ -            $ -    $ 10,126
                                                                                   =========== ============= =========== ===========

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE XIII
                         CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                                BALANCE AT                   BALANCE AT
                                                                                BEGINNING                     CLOSE OF
                             DESCRIPTION                                         OF YEAR                        YEAR
                  ----------------------------------                        -------------------          -------------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                         $ -                      $ 8,179
                                                                            ===================          ===================






ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

                  KeySpan Corporation                                                   $ (870)                       $ 122
                  KeySpan Corporate Services LLC                                           469                          232
                  KeySpan Gas East Corporation                                               2                            2
                  Colonial Gas Company                                                       -                            1
                  KeySpan Energy Trading Services LLC                                        -                           12
                  KeySpan Engineering & Survey Inc.                                          -                        1,852
                                                                            -------------------          -------------------

                  TOTAL                                                                 $ (399)                     $ 2,221
                                                                            ===================          ===================




ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

                  Accrued Vacation                                                     $ 2,489                      $ 2,240
                  Accrued Incentive Compensation                                         4,345                        3,135
                  Employee 401K Match                                                      142                          144
                  Accrued Interest on Deferred Compensation                                241                          243
                                                                            -------------------          -------------------

                  TOTAL                                                                $ 7,217                      $ 5,762
                                                                            ===================          ===================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS


Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Utility Services LLC ("KUS "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan" or the "Parent"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc. (collectively d/b/a KeySpan Energy Delivery New England (KEDNE"), KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement  between KUS and KEDNY,  KEDLI,  KEDNE,  KeySpan
Electric Services LLC, KeySpan Generation LLC, and KeySpan Energy Trading Services LLC (collectively, the "Client Companies"), KUS provides the following services to these companies: (a) complete fuel management services including the purchase, sale, movement, transfer, accounting and administration of gas quantities (b) planning, formulation and implementation of sales and marketing programs (c) gas supply transmission and distribution planning as it relates to safety, reliability, expansion and load handling (d) research and development relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy and (e) purchase, repair and refurbishing of meter operations.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines as set forth in the Service Agreement. Per the Service Agreement, costs are (1) directly charged where possible, or (2) allocated using the appropriate allocation ratio. Any residual costs are allocated using the appropriate allocation ratio. The allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with generally accepted accounting principles ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements presented herein include the years ended December 31, 2004 and December 31, 2003. The accounting records of KUS are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standard ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Recent Accounting Pronouncements

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This guidance superseded FSP 106-1 issued in January 2004 and clarifies the accounting and disclosure requirements for employers with postretirement benefit plans that have been or will be affected by the passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003 ("the Act"). The Act introduced two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for the new requirements was the first interim or annual period beginning after June 15, 2004.

KeySpan's retiree health benefit plan currently includes a prescription drug benefit that is provided to retired employees. KeySpan implemented the requirements of FSP 106-2 in September 2004 and determined that the savings associated with the Act reduced KeySpan's retiree health care costs by approximately $10 million in 2004. However, KEDLI and Boston Gas Company are

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

subject to certain deferral accounting requirements mandated by the New York State Public Service Commission ("NYPSC") and the Massachusetts Department of Telecommunications and Energy ("MADTE"), respectively for pension costs and other postretirement benefit costs. Further, in accordance with our service agreements with the Long Island Power Authority ("LIPA"), variations between pension costs and other postretirement benefit costs incurred by KeySpan compared to those costs recovered through rates charged to LIPA are deferred subject to recovery from or refund to LIPA. As a result of these various
requirements,   approximately   $7  million  of  savings   attributable  to  the
implementation of FSP 106-2 and the Act was deferred and used to offset increases in overall pension and postretirement benefit costs, with the remaining approximately $3 million recorded as a reduction to 2004 postretirement expense. The implementation of FSP 106-2 and the Act had no immediate impact on KeySpan's cash flow.

In January 2005, the Department of Health and Human Services/Centers for Medicare and Medicaid Services (CMS) released final regulations with regard to the implementation of the major provision of the Medicare Act. We are currently evaluating the final regulations, and at this time we cannot determine the impact, if any, these regulations may have on our results of operations, financial position or cash flows.

In December 2004 the FASB issued SFAS 123 (revised 2004) "Share-Based Payment." This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement revises certain provisions of SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion 25 "Accounting for Stock Issued to Employees." The fair-value-based method in this Statement is similar to the fair-value-based method in Statement 123 in most respects. However, the following are key differences between the two: Entities are required to measure liabilities incurred to employees in share based payment transactions at fair value as compared to using the intrinsic method allowed under Statement 123. Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered, as compared to accounting for forfeitures as they occur under Statement 123. Incremental compensation cost for a modification of the terms or conditions of an award are also measured differently under this Statement compared to Statement 123. This Statement also clarifies and expands Statement 123's guidance in several areas. The effective date of this Statement is the beginning of the first interim or annual reporting period that begins after June 15, 2005. As noted earlier, KeySpan adopted the prospective method of transition for stock options in accordance with SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure." Accordingly, compensation expense has been recognized by employing the fair value recognition provisions of SFAS 123 for grants awarded after January 1, 2003. The Company is currently reviewing the requirements of this Statement, and

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

believes that implementation of this Statement will not have a material impact on its results of operations or financial position and no impact on its cash flows.


Note 2.  Postretirement Benefits

Pension: KUS employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KUS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KUS). ). Pension expense attributed to KUS for the years ended December 31, 2004 and 2003 was approximately $3.6 million and $5.1 million, respectively. These costs or benefits are then allocated to client companies as burden costs based upon direct labor costs of KUS. Funding for pensions is in accordance with requirements of federal law and regulations.

Other Postretirement Benefits: KUS employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. Other postretirment benefit costs are allocated to KUS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e.
KUS). KUS has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. Other Postretirement benefit expense attributed to KUS for the years ended December 31, 2004 and 2003, was approximately $5.1 million and $5.4 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KUS.


Note 3.  Notes Payable to Associate Companies

KUS had $10.1 million of notes payable to KeySpan at December 31, 2004 and 2003. The interest rate on these notes is 7.25%. The fair value of the debt is generally equal to the carrying value.


Note 4.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KeySpan Corporate Services ("KCS") and funded, as needed,

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but does permit these utilities to borrow from the utility money pool.


Note 5.  Financial Guarantees

KUS has jointly and severally guaranteed approximately $155 million of Promissory Notes to the Long Island Power Authority ("LIPA"). This debt, which is reflected on the financial statements of the Parent and allocated to each of its Subsidiaries, have maturity dates ranging from 2016-2025 and interest rates from 5.15%-5.30%. Other affiliates jointly and severally liable for this debt include KEDLI, KeySpan Energy Trading Services LLC, KeySpan Generation LLC, KCS, and KeySpan Electric Services.

Note 6.  Operating Leases

Substantially all leases, other than leases associated with KEDNE and non-regulated business of KeySpan, are the obligation of KeySpan Corporate Services. KUS records, as an intercompany expense, costs incurred for the use of leased equipment such as buildings, office equipment, vehicles, and powered operated equipment. These intercompany expenses, which are not specifically identified in intercompany billings, are reflected in Operations and Maintenance expense in the Statement of Income.


Note 7. Income Tax

KUS files a consolidated federal income tax return with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based on separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.

Income tax expense (benefit) is reflected as follows in the Statement of Income:

------------------------------------------------------------------------------
                                                     (In Thousands of Dollars)
------------------------------------------------------------------------------
                                              Year Ended            Year Ended
                                             December 31,          December 31,
                                                 2004                  2003
------------------------------------------------------------------------------
Current income tax                               $ (1,184)           $ (2,547)
Deferred income tax                                   982               2,561
------------------------------------------------------------------------------
Total income tax expense                           $ (202)               $ 14
------------------------------------------------------------------------------

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:


-----------------------------------------------------------------------------
                                                  (In Thousands of Dollars)
-----------------------------------------------------------------------------

                                           December 31,          December 31,
                                              2004                  2003
-----------------------------------------------------------------------------
Benefits of tax loss carryforwards          $  (4)                 $ (4)
Pension liability                          (6,766)               (6,062)
Postretirement benefit                      1,606                 1,606
Accrued vacation                              589                   839
Other                                          90                   118
-----------------------------------------------------------------------------
Net deferred tax liability               $ (4,485)             $ (3,503)
-----------------------------------------------------------------------------

The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%.

------------------------------------------------------------------------------
                                                     (In Thousands of Dollars)
------------------------------------------------------------------------------
                                              Year Ended            Year Ended
                                              December 31           December 31
                                                  2004                  2003
------------------------------------------------------------------------------
Computed at the statutory rate                       $ 15                $ 10
Adjustments related to:
 State Taxes                                         (101)                  -
Accrual to return adjustment                           22                   -
Medicare Income                                      (138)                  -
Other items -net                                        -                   4
------------------------------------------------------------------------------
Total income tax expense                           $ (202)               $ 14
------------------------------------------------------------------------------

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE XV
                               STATEMENT OF INCOME
                                 (In Thousands)

----------------------------------------------------------------------------------------------------------------------
                                                                                 YEAR                    YEAR
                                                                                ENDED                    ENDED
    ACCOUNT                                      DESCRIPTION                  12/31/2004              12/31/2003
---------------------------------------------------------------------------------------------     --------------------
         INCOME
457.1           SERVICES RENDERED TO ASSOCIATE COMPANIES                            $ 31,309                 $ 42,080
457.2           SERVICES RENDERED TO ASSOCIATE COMPANIES                              45,002                   51,101
457.3           SERVICES RENDERED TO ASSOCIATE COMPANIES                               1,177                    1,179
                                                                          -------------------     --------------------
                                                TOTAL INCOME                        $ 77,488                 $ 94,360
                                                                          -------------------     --------------------
        EXPENSE
570             MAINTENANCE OF STATION EQUIPMENT - TRANSMISSION                          $ 1                      $ -
572             MAINTENANCE OF UNDERGROUND LINES - TRANSMISSION                            4                        4
863             MAINTENANCE OF MAINS - TRANSMISSION                                        -                        9
874             MAINS & SERVICES EXPENSES - DISTRIBUTION                                   3                       28
879             CUSTOMER INSTALLATION EXPENSES - DISTRIBUTION                          1,288                    1,353
887             MAINTENANCE OF MAINS - DISTRIBUTION                                       25                        -
910             MISC. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES                      2,138                    2,225
916             SALES DEMONSTRATION AND SELLING EXPENSES                              21,057                   29,024
917             PROMOTIONAL ADVERTISING EXPENSES                                       3,362                    2,619
918             MISCELLANEOUS SALES PROMOTION EXPENSES                                 1,490                    1,543
920             ADMINISTRATIVE AND GENERAL SALARIES                                   14,816                   14,779
921             OFFICE SUPPLIES AND EXPENSES                                           4,105                    3,813
923             OUTSIDE SERVICES EMPLOYED                                                169                        -
925             INJURIES AND DAMAGES                                                       -                        -
926             EMPLOYEE PENSIONS AND BENEFITS                                             -                        -
930.2           MISCELLANEOUS GENERAL EXPENSES                                         3,119                    6,273
932             MAINTENANCE OF GENERAL PLANT                                               6                        -
940             SERVICE COMPANY EXPENSES TO CAPITAL                                   11,921                   12,096
961             BUILDING SERVICE EXPENSES                                                  -                        -
984             SERVICE COMPANY EXPENSES TO CLEARING ACCOUNTS                         12,802                   19,402
403             DEPRECIATION AND AMORTIZATION EXPENSE                                      5                        -
408             TAXES OTHER THAN INCOME                                                    -                       13
409             INCOME TAXES                                                          (1,184)                  (2,547)
410             PROVISION FOR DEFERRED INCOME TAXES                                      984                    2,561
411             PROVISION FOR DEFERRED INCOME TAXES-CR.                                   (2)                       -
419             INTEREST AND DIVIDEND INCOME                                             (20)                      (6)
426.5           OTHER DEDUCTIONS                                                           -                        -
427             INTEREST ON LONG-TERM DEBT                                                 -                        -
428             AMORTIZATION OF DEBT DISCOUNT AND EXPENSE                                  -                        -
430             INTEREST ON DEBT TO ASSOCIATE COMPANIES                                1,154                    1,146
431             OTHER INTEREST EXPENSE                                                    (1)                      10
                                                                          -------------------     --------------------
                                                TOTAL EXPENSE                       $ 77,242                 $ 94,345
                                                                          -------------------     --------------------

                                                                          -------------------     --------------------
                NET INCOME OR (LOSS)                                                   $ 246                     $ 15
                                                                          ===================     ====================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)

-------------------------------------------------------------------------------------------------------------------------
                                                     DIRECT           INDIRECT           COMPENSATION          TOTAL
       NAME OF ASSOCIATE COMPANY                     COSTS             COSTS              FOR USE OF          AMOUNT
                                                    CHARGED           CHARGED               CAPITAL           BILLED
-------------------------------------------------------------------------------------------------------------------------
                                                     457-1             457-2                 457-3
Boston Gas Company                                          $ -              $ 1,321                  $ 25       $ 1,346
Colonial Gas Company                                          -                  366                     5           371
Energy North Natural Gas, Inc.                                -                  176                     -           176
KeySpan Electric Services LLC                             2,675                  708                    13         3,396
KeySpan Generation LLC                                      534                  157                    18           709
KeySpan Gas East Corporation                             14,923               14,847                   476        30,246
The Brooklyn Union Gas Company                           12,252               27,427                   615        40,294
KeySpan Energy Trading Services LLC                         925                    -                    25           950
                                                 ------------------------------------------------------------------------

                         TOTAL                         $ 31,309             $ 45,002               $ 1,177      $ 77,488
                                                 ========================================================================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)

---------------------------------------------------------------------------------------------------------------------------
                                                          DIRECT        INDIRECT          COMPENSATION           TOTAL
         NAME OF ASSOCIATE COMPANY                        COSTS           COSTS            FOR USE OF           AMOUNT
                                                         CHARGED         CHARGED             CAPITAL            BILLED
---------------------------------------------------------------------------------------------------------------------------
                                                          458-1           458-2               458-3



                                                      ---------------------------------------------------------------------
                   TOTAL                                         $ -             $ -                $ -                $ -
                                                      =====================================================================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:  Total cost of service will equal for  associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.



                                      --------------------------------- -----------------------------  -----------------------------
                                         ASSOCIATE COMPANY CHARGES      NONASSOCIATE COMPANY CHARGES      TOTAL CHARGES FOR SERVICE
                                      --------------------------------- -----------------------------  -----------------------------
                                          DIRECT    INDIRECT              DIRECT  INDIRECT              DIRECT     INDIRECT
ACCOUNT        DESCRIPTION                COST      COST       TOTAL      COST    COST       TOTAL      COST       COST      TOTAL
------------------------------------------------------------------------ ----------------------------  -----------------------------

570   Maintenance of Station
        Equipment - Transmission           $ 1        $ -         $ 1       $ -     $ -       $ -          $ 1        $ -        $ 1
572   Maintenance of Underground
        Lines - Transmission                 4          -           4         -       -         -            4          -          4
863   Maintenance of Mains -
        Transmission                         -          -           -         -       -         -            -          -          -
874   Mains and Services Expenses -
        Transmission                         -          3           3         -       -         -            -          3          3
879   Customer Installation Expenses -
        Distribution                     1,288          -       1,288         -       -         -        1,288          -      1,288
887   Maintenance of Mains -
        Distribution                        25          -          25         -       -         -           25          -         25
910   Misc. Customer Service and
        Informational  Expenses          1,632        506       2,138         -       -         -        1,632        506      2,138
916   Sales Demonstration
        and Selling Expenses            17,580      3,477      21,057         -       -         -       17,580      3,477     21,057
917   Promotional Advertising Expenses     471      2,891       3,362         -       -         -          471      2,891      3,362
918   Miscellaneous Sales
        Promotion Expenses                   -      1,490       1,490         -       -         -            -      1,490      1,490
920   Administrative and
        General Salaries                 2,871     11,945      14,816         -       -         -        2,871     11,945     14,816
921   Office Supplies and Expenses         369      3,736       4,105         -       -         -          369      3,736      4,105
923   Outside Services Employed              -        169         169         -       -         -            -        169        169
925   Injuries and Damages                   -          -           -         -       -         -            -          -          -
926   Employee Pensions and Benefits         -          -           -         -       -         -            -          -          -
930.2 Miscellaneous General Expenses     3,094         25       3,119         -       -         -        3,094         25      3,119
932   Maintenance of General Plant           -          6           6         -       -         -            -          6          6
940   Services Company Expenses
        to Capital                       3,890      8,031      11,921         -       -         -        3,890      8,031     11,921
961   Building Service Expenses              -          -           -         -       -         -            -          -          -
984   Services Company Expenses
        to Clearing Accounts                84     12,718      12,802         -       -         -           84     12,718     12,802
403   Depreciation Expense                   -          5           5         -       -         -            -          5          5
404   Amortization of Limited-Term Plant     -          -           -         -       -         -            -          -          -
408   Taxes Other Than Inc. Taxes -
        Payroll, Fuel & State Excise         -          -           -         -       -         -            -          -          -
421   Miscellaneous Nonoperating Income      -          -           -         -       -         -            -          -          -
421.1 Gain on Disposition of Property        -          -           -         -       -         -            -          -          -
426.1 Donations                              -          -           -         -       -         -            -          -          -
426.4 Expenditures for Certain Civic,
        Political and Related Act.           -          -           -         -       -         -            -          -          -
426.5 Other Deductions                       -          -           -         -       -         -            -          -          -
                                     ----------------------------------- ----------------------------  -----------------------------
          SUB-TOTAL EXPENSES            31,309     45,002     76,311          -       -         -       31,309     45,002    76,311
408   Taxes Other Than Income
        Taxes - Other                        -          -          -          -       -         -            -          -         -
409   Income Taxes                           -          -     (1,184)         -       -         -            -          -    (1,184)
410   Provision for Deferred
        Income Taxes                         -          -        984          -       -         -            -          -       984
411   Provision for Deferred
        Income Taxes - Cr.                   -          -         (2)         -       -         -            -          -        (2)
419   Interest and Dividend Income           -          -        (20)         -       -         -            -          -       (20)
427   Interest on Long-term Debt             -          -          -          -       -         -            -          -         -
428   Amortization of Debt
        Discount and Expense                 -          -          -          -       -         -            -          -         -
430   Interest on Debt to
        Associated Companies                 -          -      1,154          -       -         -            -          -     1,154
431   Other Interest Expense                 -          -         (1)         -       -         -            -          -        (1)
                                      ---------------------------------- ----------------------------  -----------------------------
      TOTAL COST OF SERVICE           $ 31,309   $ 45,002    $77,242        $ -     $ -       $ -     $ 31,309   $ 45,002  $ 77,242
                                      ================================== ============================  =============================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)

                                          DEPARTMENT OR SERVICE FUNCTION

                                                                            Corporate       Gas        Gas       Field
                                                    Total                    Cost       Engineer-   Marketing  Operations Financial
ACCOUNT           DESCRIPTION                       Amount     Overhead     Center         ing      & Sales     Support   Operations
------------------------------------------------------------------------------------------------------------------------------------

570   Maintenance of Station Equipment -
        Transmission                                      $ 1         $ -         $ -          $ 1          $ -         $ -      $ -
572   Maintenance of Underground Lines -
        Transmission                                        4           2           -            2            -           -        -
863   Maintenance of Mains - Transmission                   -           -           -            -            -           -        -
874   Mains and Services Expenses -
        Transmission                                        3           1           -            2            -           -        -
879   Customer Installation Expenses -
        Distribution                                    1,288         521           -            -          765           2        -
887   Maintenance of Mains - Distribution                  25          13           -            -           12           -        -
910   Misc. Customer Service and
        Informational  Expenses                         2,138         891           -            -        1,239           -        -
916   Sales Demonstration and Selling Expenses         21,057       4,612         (65)           -       16,489           -        -
917   Promotional Advertising Expenses                  3,362           -           -            -        3,362           -        -
918   Miscellaneous Sales Promotion Expenses            1,490         683           -            -          804           -        -
920   Administrative and General Salaries              14,816       6,511       1,107          135        4,471         522        -
921   Office Supplies and Expenses                      4,105           2           -        1,883        1,671         183        -
923   Outside Services Employed                           169           -           -           20          149           -        -
925   Injuries and Damages                                  -           -           -            -            -           -        -
926   Employee Pensions and Benefits                        -     (12,894)      8,678            -            -           -      347
930.2 Miscellaneous General Expenses                    3,119           4           -            -            -           -        -
932   Maintenance of General Plant                          6           1           -            -            -           5        -
940   Services Company Expenses to Capital             11,921       2,699           -        1,188        1,684       5,502        -
961   Building Service Expenses                             -           -           -            -            -           -        -
984   Services Company Expenses
        to Clearing Accounts                           12,802       4,646           -        4,613           23       1,959        -
403   Depreciation Expense                                  5           -           5            -            -           -        -
404   Amortization of Limited-Term Plant                    -           -           -            -            -           -        -
408   Taxes Other Than Inc. Taxes -
        Payroll, Fuel & State Excise                        -      (2,064)      2,067            -            -           -        -
421   Miscellaneous Nonoperating Income                     -           -           -            -            -           -        -
421.1 Gain on Disposition of Property                       -           -           -            -            -           -        -
426.1 Donations                                             -           -           -            -            -           -        -
426.4 Expenditures for Certain Civic,
        Political and Related Act.                          -           -           -            -            -           -        -
426.5 Other Deductions                                      -           -           -            -            -           -        -
                                                  ----------------------------------------------------------------------------------
              SUB-TOTAL EXPENSES                       76,311       5,628      11,792        7,844       30,669       8,173      347
408   Taxes Other Than Income Taxes - Other                 -           -           -            -            -           -        -
409   Income Taxes                                     (1,184)          -      (1,184)           -            -           -        -
410   Provision for Deferred Income Taxes                 984           -         984            -            -           -        -
411   Provision for Deferred Income Taxes - Cr.            (2)          -          (2)           -            -           -        -
419   Interest and Dividend Income                        (20)          -         (20)           -            -           -        -
427   Interest on Long-term Debt                            -           -           -            -            -           -        -
428   Amortization of Debt Discount and Expense             -           -           -            -            -           -        -
430   Interest on Debt to Associated Companies          1,154           -       1,154            -            -           -        -
431   Other Interest Expense                               (1)          -          (1)           -            -           -        -
                                                  ----------------------------------------------------------------------------------
     TOTAL COST OF SERVICE                           $ 77,242     $ 5,628    $ 12,723      $ 7,844     $ 30,669     $ 8,173    $ 347
                                                  ==================================================================================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)

                                        DEPARTMENT OR SERVICE FUNCTION

                                                  KeySpan      Instrumentation  Compensation                 Supply
                                                  Trading          and Reg.          &         Electric       Chain &    Performance
ACCOUNT      DESCRIPTION                          Services       Gas Control     Benefits      Planning        Fleet     Measurement
-----------------------------------------------------------------------------------------------------------------------------------

570   Maintenance of Station Equipment -
        Transmission                                  $ -           $ -             $ -           $ -           $ -            $ -
572   Maintenance of Underground Lines -
        Transmission                                    -             -               -             -             -              -
863   Maintenance of Mains - Transmission               -             -               -             -             -              -
874   Mains and Services Expenses -
        Transmission                                    -             -               -             -             -              -
879   Customer Installation Expenses -
        Distribution                                    -             -               -             -             -              -
887   Maintenance of Mains - Distribution               -             -               -             -             -              -
910   Misc. Customer Service and
        Informational  Expenses                         -             -               8             -             -              -
916   Sales Demonstration and Selling Expenses          -             -              21             -             -              -
917   Promotional Advertising Expenses                  -             -               -             -             -              -
918   Miscellaneous Sales Promotion Expenses            -             -               3             -             -              -
920   Administrative and General Salaries           1,530             -             113           427             -              -
921   Office Supplies and Expenses                    344             -               -            22             -              -
923   Outside Services Employed                         -             -               -             -             -              -
925   Injuries and Damages                              -             -               -             -             -              -
926   Employee Pensions and Benefits                    -             -           3,869             -             -              -
930.2 Miscellaneous General Expenses                    -             -              25         3,090             -              -
932   Maintenance of General Plant                      -             -               -             -             -              -
940   Services Company Expenses to Capital              1             -              10             8           814             15
961   Building Service Expenses                         -             -               -             -             -              -
984   Services Company Expenses
        to Clearing Accounts                            -           153              25             -           164          1,219
403   Depreciation Expense                              -             -               -             -             -              -
404   Amortization of Limited-Term Plant                -             -               -             -             -              -
408   Taxes Other Than Inc. Taxes -
        Payroll, Fuel & State Excise                    -             -               -             -            (3)             -
421   Miscellaneous Nonoperating Income                 -             -               -             -             -              -
421.1 Gain on Disposition of Property                   -             -               -             -             -              -
426.1 Donations                                         -             -               -             -             -              -
426.4 Expenditures for Certain Civic,
        Political and Related Act.                      -             -               -             -             -              -
426.5 Other Deductions                                  -             -               -             -             -              -
                                                ----------------------------------------------------------------------------------
                SUB-TOTAL EXPENSES                  1,875           153           4,074         3,547           975          1,234
408   Taxes Other Than Income Taxes - Other             -             -               -             -             -              -
409   Income Taxes                                      -             -               -             -             -              -
410   Provision for Deferred Income Taxes               -             -               -             -             -              -
411   Provision for Deferred Income Taxes - Cr.         -             -               -             -             -              -
419   Interest and Dividend Income                      -             -               -             -             -              -
427   Interest on Long-term Debt                        -             -               -             -             -              -
428   Amortization of Debt Discount and Expense         -             -               -             -             -              -
430   Interest on Debt to Associated Companies          -             -               -             -             -              -
431   Other Interest Expense                            -             -               -             -             -              -
                                                -----------------------------------------------------------------------------------
      TOTAL COST OF SERVICE                       $ 1,875         $ 153         $ 4,074       $ 3,547         $ 975        $ 1,234
                                                ===================================================================================


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)



                                                                     DEPARTMENTAL SALARY EXPENSE
                                    ----------------------------------------------------------------------------
NAME OF DEPARTMENT                                                     INCLUDED IN AMOUNTS BILLED TO
------------------------------                          --------------------------------------------------------       PERSONNEL
Indicate each department                 TOTAL             PARENT              OTHER                NON                 END OF
or service function                      AMOUNT            COMPANY           ASSOCIATES           ASSOCIATES             YEAR
                                    ----------------   ---------------   ------------------   -----------------     ---------------

Gas Engineering                               $ 264               $ -                $ 264                 $ -                  45

Gas Marketing & Sales                         8,567                 -                8,567                   -                 183

Field Operations Support                        954                 -                  954                   -                  34

KeySpan Trading Services                      2,942                 -                2,942                   -                  17

Electric Planning                               842                 -                  842                   -                   5

Compensation & Benefits                         113                 -                  113                   -                   -

Corporate Cost Center                         1,134                 -                1,134                   -                   -
                                    ----------------   ---------------   ------------------   -----------------     ---------------

TOTAL                                      $ 14,816               $ -             $ 14,816                 $ -                 284
                                    ================   ===============   ==================   =================     ===============


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                                         RELATIONSHIP
                                        DESCRIPTION OF                 "A"= ASSOCIATE
    FROM WHOM PURCHASED                 LARGEST INVOICE               "NA"= NONASSOCIATE         AMOUNT              ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------

Legal Services
3 Items less than $100,000              Legal Services                         NA                   $ 31             921/930.2
                                                                                             ------------
                                        Subtotal - Legal Services                                   $ 31
                                                                                             ============

Consulting Services
Plug Power Inc.                         Engineering                            NA                  $ 858               930.2
Elemco Testing Company Inc.             Engineering                            NA                    427               930.2
Lorax Energy Systems, LLC               Engineering                            NA                    226               930.2
PA Consulting Group                     Engineering                            NA                    112                921
28 Other Items less than $100,000       Professional Services                  NA                    718       916/921/923/984/930.2
                                                                                             ------------
                                        Subtotal - Consulting Services                           $ 2,341
                                                                                             ============



                                        TOTAL                                                    $ 2,372
                                                                                              ============


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.



DESCRIPTION                                                                                          AMOUNT
--------------------------------                                                               --------------------

Pension                                                                                                    $ 3,577

Employee 401K Match and Discount                                                                               994

OPEB Expense                                                                                                 5,101

Workers Compensation                                                                                           347

Employee Benefits (including medical, dental, life insurance and AD&D premiums)                              2,875
                                                                                               --------------------

SUB-TOTAL                                                                                                   12,894

Less:  Costs Distributed to Various Accounts as Labor Burdens                                               12,894
                                                                                               --------------------

TOTAL                                                                                                          $ -
                                                                                               ====================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION: Provide a listing of the amount included in Account 930.1 - General Advertising Expenses, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.


          DESCRIPTION                                      NAME OF PAYEE                               AMOUNT
-----------------------------------------------    -----------------------------------------------     ---------------

ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSES                                                                      $ -
                                                                                                       ===============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 930.2 - Miscellaneous General Expenses, classifying the items according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.



DESCRIPTION                                                                                  AMOUNT
--------------------------------                                                          ---------------

Various Electric Research, Development or Demonstration Activities                               $ 3,093

Officer's Stock Unit Plan and 20% Match                                                               25

Other General Expenses                                                                                 1
                                                                                          ---------------

TOTAL                                                                                            $ 3,119
                                                                                          ===============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                                   AMOUNT
--------------------------------                                          ---------------

ACCOUNT 931 - RENTS                                                                  $ -
                                                                          ===============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS: Provide an analysis of Account 408 - Taxes Other Than Income Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



KIND OF TAX                                                                                 AMOUNT
-----------------------------------                                                    -----------------

Other Than U.S. Government Taxes

          Payroll Taxes (including FICA, Medicare and Federal
                                and State Unemployment)                                         $ 2,064

          Fuel Tax                                                                                   (3)

          State Excise Tax                                                                            3
                                                                                       -----------------
                                                                                                  2,064

          Less:  Payroll Taxes Distributed to Various Accounts as Labor Burdens                   2,064
                                                                                       -----------------

          TOTAL                                                                                     $ -
                                                                                       =================

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                                PURPOSE OF DONATION                           AMOUNT
-----------------------------------------------                  -----------------------------------     ------------------

ACCOUNT 426.1 - DONATIONS                                                                                        $ -
                                                                                                         ==================


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5 - Other
               Deductions, classifying such expenses according to their nature.


DESCRIPTION                                    NAME OF PAYEE                                       AMOUNT
--------------------------------               -------------------------------------           ---------------

ACCOUNT 426.5 - OTHER DEDUCTIONS                                                                          $ -
                                                                                               ===============

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                  SEE NOTES TO FINANCIAL STATEMENTS

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                                                            $ 150
Total Investments                                                                                         $ -
Total Current And Accrued Assets                                                                     $ 33,455
Total Deferred Debits                                                                                     $ -
Balancing Amount for Total Assets and Other Debits                                                        $ -
Total Assets and Other Debits                                                                        $ 33,605
Total Proprietary Capital                                                                            $ (1,777)
Total Long-Term Debt                                                                                 $ 10,126
Notes Payable                                                                                             $ -
Notes Payable to Associate Companies                                                                  $ 8,179
Balancing Amount for Total Current and Accrued Liabilities                                           $ 12,591
Total Deferred Credits                                                                                    $ -
Accumulated Deferred Income Tax Credits                                                               $ 4,486
Total Liabilities and Proprietary Capital                                                            $ 33,605
Services Rendered to Associate Companies                                                             $ 77,488
Services Rendered to Nonassociate Companies                                                               $ -
Miscellaneous Income or Loss                                                                              $ -
Total Income                                                                                         $ 77,488
Salaries and Wages                                                                                   $ 14,816
Employee Pensions and Benefits                                                                            $ -
Balancing Amount for Total Expenses                                                                  $ 62,426
Total Expenses                                                                                       $ 77,242
Net Income (Loss)                                                                                       $ 246
Total Cost of Service (Direct Costs)                                                                 $ 31,309
Total Cost of Service (Indirect Costs)                                                               $ 45,002
Total Cost of Service (Total)                                                                        $ 77,242
Number of Personnel End of Year                                                                           314



                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2004

                               ORGANIZATION CHART



              President and Chief Operating Officer

                   Senior Vice President & Secretary

                   Senior Vice President & Treasurer

                        Vice President - Energy Supply

                        Vice President - Gas Sales and Marketing

                        Vice President & Controller

                             Assistant Secretary

                             Assistant Secretary

                             Assistant Secretary

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A.  Description of Services Offered by KeySpan Utility Services

1.   Fuel Management


Manage Client Companies' purchase, sale, movement, transfer and accounting of gas quantities to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms.


Provide services and systems dedicated to energy marketing, including marketing and trading of gas and energy price risk management. Develop marketing and sales programs in physical and financial markets for regulatory and specific contractual requirements. Activities include short-term planning, billing and reconciliations.


2.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


3.   Meter Operations


Purchase, repair and refurbish meters for Client Companies.


4.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations.


5.   Gas and Electric Transmission and Distribution Planning


Provide gas and electric  transmission  and  distribution  planning  services as
related  to  system  and  safety   reliability,   expansion  and  load  handling
capabilities.


6.    Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.

B.   Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KUS, including a reasonable return on capital which will reflect a capitalization of KUS of no more than equity of ten percent (10%), and all associated taxes.


KUS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KUS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KUS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KUS will establish annual budgets for controlling the expenses of each department.


Monthly KUS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KUS cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KUS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KUS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


in an inequity because of a change in operations or organization, then KUS may adjust the basis to effect an equitable distribution.


The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
              -------------                          -------------------

         Fuel Management                             sendout
                                                     3-point formula

         Marketing and Sales                         3-point formula

         Meter Operations                            #of meters

         Research and Development                    3-point formula

         Gas and Electric Transmission and
             Distribution Planning                   Property

         Executive and Administrative                3-point formula



Definition of Allocation Factors to be used by KUS
--------------------------------------------------


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.



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



                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding Transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


                      For the Year Ended December 31, 2004

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Utility Services for the year ended December 31, 2004.

In 2004, KeySpan Utility Services had short-term borrowings exclusively from KeySpan Corporation; other outside banking institutions were not used. The interest rates on these borrowings ranged from 0.8939% to 5.9536%. Interest in the amount of $256,241 was accrued on these borrowings and was billed to the client companies.

As of December 31, 2004, KeySpan Utility Services had long-term debt outstanding from KeySpan Corporation in the amount of $10,125,957 at an interest rate of 7.25%. Interest of $898,068 was accrued and billed to the client companies.

During 2004, KeySpan Utility Services recorded a net credit adjustment of $855 relating to the interest on the Deferred Compensation Plan.

KeySpan Utility Services billed $24,000 to associate client companies as compensation for the use of equity capital.

All interest was billed to each client company on the appropriate fixed percentage allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:


                                        Borrowed         Equity
                                        Capital         Capital          Total
                                     --------------  --------------  --------------

Boston Gas Company                      $   25,476        $      -      $   25,476
Colonial Gas Company
                                             5,119               -           5,119
KeySpan Energy Trading Services LLC
                                            25,476               -          25,476
KeySpan Electric Services LLC
                                            12,738               -          12,738
KeySpan Generation LLC
                                            17,856               -          17,856
KeySpan Gas East Corporation
                                           463,684          12,000         475,684
The Brooklyn Union Gas Company
                                           603,105          12,000         615,105
                                     --------------  --------------  --------------
Total                                  $ 1,153,454      $   24,000     $ 1,177,454
                                     ==============  ==============  ==============


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                          KEYSPAN UTILITY SERVICES LLC
                                          (Name of Reporting Company)




                                          By: /s/ Theresa A. Balog
                                         -----------------------------
                                        (Signature of Signing Officer)

                                               Theresa A. Balog
                                      Vice President and Chief Acctg. Officer
                                      (Printed Name & Title of Signing Officer)

                                       Date: April 29, 2005





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